 EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

July 5, 2018

To:
Israel Securities Authority
Tel Aviv Stock Exchange Ltd.

Re:	Strike Actions at DBS Satellite Services (1998) Ltd.

On June 18, 2018 Bezeq reported that Bezeq’s subsidiary, DBS Satellite Services (1998) Ltd. (“DBS”) received a notice from the National Labor Federation, in accordance with the Israeli Settlement of Labor Disputes Law, 5717-1957, that a strike has been declared, effective July 1, 2018.

Bezeq reports today that it was notified by DBS that strike actions have been initiated by DBS’ employees’ committee. Currently, DBS is broadcasting regularly, although service centers and technicians’ visits to DBS customers’ households may be negatively affected. DBS is seeking to achieve a dialogue with the employees’ committee.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.